EXHIBIT 99.1

VIZSLA SILVER MAKES NEW HIGH-GRADE DISCOVERY IN THE NORTH EAST OF PANUCO INTERSECTING 897 G/T AGEQ OVER 5.85 METERS INCLUDING 2,256 G/T AGEQ OVER 1.13 METERS

This is a Designated News Release

VANCOUVER, BC, March 31, 2025 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce a new discovery from its ongoing exploration drill program at its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico. The discovery was made in hole AM-25-90, marked by several high-grade intervals contained within a broader envelope of precious metals mineralization. AM-25-90 is located approximately six kilometers to the northeast of the Copala resource area, situated along the Animas Vein system below known historic mine workings.

Highlights

•	AM-25-90 returned 897 grams per tonne (g/t) silver equivalent (AgEq) over 5.85 metres true width (mTW) (653 g/t silver, 4.26 g/t gold, 0.02 % lead and 0.04 % zinc)
•	Including 1,379 g/t AgEq over 1.31 mTW (1,190 g/t silver, 4.00 g/t gold, 0.02 % lead and 0.04 % zinc)
•	And 2,256 g/t AgEq over 1.13 mTW (1,398 g/t silver, 14.10 g/t gold, 0.04 % lead and 0.09 % zinc)
•	And 568 g/t AgEq over 2.60 mTW (457 g/t silver, 2.00 g/t gold, 0.08 % lead and 0.18 % zinc)
•	Including 1,000 g/t AgEq over 1.09 mTW (814 g/t silver, 3.42 g/t gold, 0.11 % lead and 0.24 % zinc)

"This new discovery underscores the strong potential for new wide, high-grade silver and gold mineralization in the Panuco district, which has historically seen limited systematic exploration," commented Michael Konnert, President & CEO. "Applying the same thesis we used to discover the Napoleon Vein in 2020, historic workings at Animas were used to vector this new mineralization. To date, drilling in the area has been limited, however ongoing geologic interpretation of the localized system suggests both grade and widths may increase at depth. We will evaluate plans to follow up on this exciting discovery with further details to be provided in due course."

Figure 1: Plan map showing Animas Vein system and the location of hole AM-25-90. (CNW Group/Vizsla Silver Corp.)

The Animas vein-system is located approximately six kilometres to the northeast of the Copala resource area, emplaced on reactivated northwest- to west-northwest-trending normal fault that dips to the southwest. The Animas system hosts the largest number of historical workings, including the Rosarito and Cuevillas veins with a current inferred resource of 7.01 Moz AgEq (see News Release from January 6, 2025). Animas has a mapped strike length of over 7.2 km and extends from the San Carlos mine in the southeast to the claim boundary in the northwest. To date, ten main mineralized shoots have been exploited along this corridor down to the present water table, with the oldest known workings dating back to the 1500s. Historical references note that the corridor extends beyond the San Carlos mine in the southeast and preliminary interpretations by Vizsla geologists using LiDar and satellite imagery, suggest that the Animas structural trend extends further south into the recently acquired San Enrique prospect (see News Release from April 16, 2024).

The Hunt for Project 2

In late 2024, Vizsla commenced its fully funded +10,000 metre ongoing exploration drill program designed to test multiple veins in five high-priority target areas: Camelia-San Dimas, Animas-Triunfo, Galeana, San Fernando-Nacaral and Jesusita-Palos Verdes. Hole AM-25-90 reported in this news release was drilled at La Pipa target along the Animas vein system (Figure 2). Previous structural interpretations done by Starling in 2019 combined with further work done by Vizsla's geologists, suggested that Animas is emplaced along a reactivated, Laramide age fault zone that flattens at depth (Figure 3). Further interpretations by Vizsla geologists indicate that silver and gold mineralization may be telescoped (common in other Mexican epithermal vein systems) and that high-grade mineralized shoots could repeat/re-open at depth. Hole AM-25-90 was planned to test that hypothesis and has now confirmed the reappearance of broad high-grade mineralization at depth. The hole intercepted a 14.90 mTW vein package from 118.70 to 138.55 down the hole, that contains the two high grade zones and two low grade subzones with samples reporting 20 to 70 g/t AgEq. Results from this hole confirmed that great potential still exists along the Animas vein system below the historic mines and below the current water table that consistently prevented the historic miners from going deeper. The Company plans to follow up on the La Pipa discovery with additional exploration-delineation stage drilling subject to ongoing exploration success.

Figure 2: Longitudinal section for Animas structure with historic drillhole pierce points (black) and hole AM-25-90 (red) tapping high grade mineralization below historic mine workings at La Pipa. The gray polygons with black dash line represent estimated mined out high-grade mineralization done local miners on the upper 100 metres of the vein. (CNW Group/Vizsla Silver Corp.)

Figure 3: Cross section showing Animas structure flattening at depth and discovery hole AM-25-90. (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	Pb	Zn	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
AM-25-90	118.70	126.50	7.80	5.85	653	4.26	0.02	0.04	897	Animas
Includes	119.75	121.50	1.75	1.31	1,190	4.00	0.02	0.04	1,379
Includes	124.35	125.85	1.50	1.13	1,398	14.10	0.04	0.09	2,256
AM-25-90	131.20	134.30	3.10	2.60	457	2.00	0.08	0.18	568	Animas
Includes	132.00	133.30	1.30	1.09	814	3.42	0.11	0.24	1,000
Note: AgEq = Ag g/t x Ag rec. + ((Au g/t x Au Rec x Au price/gram)+(Pb% x Pb rec. X Pb price/t) + (Zn% x Zn rec. X Zn price/t))/Ag price/gram. Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,424.4/t lead and $2,975.4/t zinc. Metallurgical recoveries assumed are 93% for silver, 90% for gold, 94% for lead and 94% for zinc. Metallurgical recoveries used in this release are from metallurgical test results of the Napoleon vein (see press release dated February 17, 2022).

Table 1: Downhole drill intersections from hole AM-25-90.

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
AM-25-90	409,080	2,589,578	810	76.6	87.0	201

Table 2: Drillhole details for hole AM-25-90. Coordinates in WGS84, Zone 13.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 6, 2025, the Company announced an updated mineral resource estimate for Panuco which includes an estimated in-situ combined measured and indicated mineral resource of 222.4 Moz AgEq and an in-situ inferred resource of 138.7 Moz AgEq (please refer to Vizsla's press release dated January 6, 2025).

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Preliminary Economic Study for Panuco in July 2024 which highlights 15.2 Moz AgEq of annual production over an initial 10.6-year mine life, an after-tax NPV5% of US$1.1B, 86% IRR and a 9-month payback at US$26/oz Ag and US$1,975/oz Au. Vizsla Silver aims to become the world's leading silver company by implementing a dual track development approach at Panuco, advancing mine development, while continuing district scale exploration through low-cost means.

Quality Assurance / Quality Control

Drill core samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver and rock samples were shipped to SGS Lab in Durango Mexico for sample preparation and analysis.  The ALS Zacatecas, North Vancouver facilities and SGS lab are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP, Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Website: www.vizslasilvercorp.ca

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans to follow up on the discovery at hole AM-25-90 with additional exploration-delineation stage drilling.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 06:00e 31-MAR-25